September 3, 2010

Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

> Re: Credit Suisse High Yield Bond Fund
> File Nos. 333-168531 and 811-8777

Dear Mr. Gluck:

On August 4, 2010, you filed a registration statement on Form N-2 in connection with a proposed offering of transferable rights to subscribe to shares of common stock of the Credit Suisse High Yield Bond Fund. We have reviewed the registration statement and have provided our comments below. For convenience, we have generally used the headings, terms and page numbers in the registration statement.

Prospectus

Cover Page

1. The fifth sentence of the first paragraph states that "[y]ou may buy one new Share of the Fund for every [ ] Rights you receive (1-for-[ ])." The Fund is reminded that a transferable rights offering may not issue more than one share for every three Rights held. Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act. *See* Association of Publicly Traded Investment Funds (pub. avail. Aug 2, 1985); and Pilgrim Regional Bank Shares, Inc. (pub. avail. Dec. 11, 1991).

Cautionary Notice Regarding Forward-Looking Statements

2. Please move this section to a location in the prospectus after the Financial Highlights. *See* Instruction 1 of General Instructions For Parts A and B to Form N-2 (providing that information in response to Items 1 through 4 may not be preceded or separated by any other information).

Prospectus Summary — Over-Subscription Privilege (Page 2)

3. The first paragraph states that "[i]f a Rightholder . . . fully exercises all Rights initially issued to it, the Rightholder may subscribe for the Primary Subscription Shares which were not otherwise subscribed for by other Rightholders . . . ."

> Please explain to us what the Fund will do if the Shares available are not sold (e.g., de-register them).

Prospectus Summary — Special Considerations and Risk Factors — Credit Default Swaps Risk (Page 10)

4. This section includes four paragraphs of risks related to credit default swap agreements. Review of the Fund's semi–annual shareholder report shows that as of April 30, 2010, the Fund had no credit default swap contracts outstanding. *See* N-CSRS filed July 6, 2010 (Note 2(K) to Financial Statements). Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of credit default swaps and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute date July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Financial Highlights (Page 14)

5. The Financial Highlights provide financial information as of October 31, 2009. Rule 3-18(c) of Regulation S-X requires that if the most current statement of assets and liabilities in a filing is as of a date 245 days or more prior to the date the filing is expected to become effective, the financial statements shall be updated as of an interim date within 245 days. Please update the Fund's financial highlights, as well as the financial statements in the Statement of Additional Information, to comply with Rule 3-18(c) of Regulation S-X.

Use of Proceeds (Page 24)

6. The fourth sentence of this section states that Credit Suisse anticipates that investment of the net proceeds will occur shortly after their receipt by the Fund. Please provide a time period within which the Fund anticipates the proceeds of the offering will be invested in accordance with its investment objective. *See* Guide 1 to Form N-2 (providing that a closed-end fund should disclose how long it will take to invest all or substantially all the proceeds from an offering in accordance with its investment objective).

Investment Objectives and Policies — Portfolio Securities — Participation Interests (Page 27)

7. The paragraph captioned "Participation Interests" discloses that the Fund may invest in loan participations. The Prospectus Summary does not identify participations interests as one of the types of securities in which the Fund will

invest principally. Please ensure that the disclosure of the Fund's objectives and policies in the Prospectus Summary are consistent with this section.

General Comments

8. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

10. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

11. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel